Filed by ConocoPhillips

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Concho Resources Inc.

Commission File No. 001-33615

Date: October 20, 2020

[The following is a transcript of a town hall event for employees of ConocoPhillips that took place on October 20, 2020.]

Ryan Lance Town Hall – Concho Resources Acquisition

October 20, 2020

Ryan Lance:	Hello everybody, we certainly have a lot going on. Yesterday, we made a significant announcement that we're going to be acquiring Concho Resources, one of the Permian’s most preeminent companies. This morning I want to share my thoughts about why we did this transaction and talk about some of the impacts there might be, and then take your questions. So let’s jump in.

If you listened to yesterday’s conference call, you heard me say that the acquisition of Concho is really more than a transaction. I see this as transformational for our company, but also an important step to lead a new era for our business, and that’s the fundamental premise of this deal.

You’ve heard me say for a while that the industry has been ripe for consolidation. In fact, M&A has been a common question when I hold these types of events. But we’ve always said we're going to do a deal just to do a deal. We’ve been open to M&A opportunity, but only if it fits our model for the business and can compete against our world-class portfolio for capital. I truly believe Concho is that right fit.

And so does Concho’s Chairman and CEO, Tim Leach, who you see quoted on this slide. As you saw in the announcement, I'm really pleased that Tim has agreed to join our board and our ELT, and agreed to run the Lower 48. Tim will have an office in Midland and in Houston.

Besides the fact that he’s spent his entire career working the Lower 48, let me tell you a little bit about Tim. He founded Concho in 2004, and grew it into one of the Permian’s largest and best-run pure play companies. He’s a straight shooter, and shares a lot of the same values we share at ConocoPhillips. He is the kind of guy you want to do a deal with.

Tim and I had several conversations over the last couple years, and I’ve grown to admire his approach to the business and the success that Concho has had.

When we visited during this year’s downturn, it became clear that Tim and I share a similar philosophy for this industry: it needs structural change, it needs to consolidate, become more competitive on costs, generate better returns, and make a visible commitment to safety and ESG. And that’s what this transaction is all about.

We think our industry needs companies of scale that also have diversification and flexibility. We take pride in our global, diverse portfolio, and while we’ll be increasing our ownership in the Lower 48 unconventionals, we still retain one of the most globally diverse portfolios in the business.

When the deal closes, about 50 percent of our production will come from the Lower 48. But as you can see, we're diversified across other areas as well. I’ve always believed that our diversification is one of our strengths, and Tim does too.

The transaction increases our resource base by 8 billion barrels to 23 billion barrels. That’s more than a 50 percent increase. And you can see the splits geographically on this chart.

We know the unconventional is one of the lowest cost of supply, lowest greenhouse gas emission intensity, and flexible plays in the world, and we're excited to shore up this part of our portfolio. And we won’t forget that one of the great strengths of this transaction is the combination with our legacy and conventional like LNG and oil sands businesses. We think this portfolio sets us apart.

Yesterday’s transaction makes us the largest independent company in the world based on quarter-one 2020 production, and that’s about 1.5 million barrels a day equivalent.

And while on the last slide I talked about geographical diversity, on the right side of this slide, you’ll see our diversity by megatrend. We think this is a big advantage is our industry. Even after this acquisition, we still retain a significant advantage compared to industry peers. So we're big, and we're diverse, and we think this positions us to be successful in the long run.

So let’s come back to the Lower 48, and I’ll show you just how high quality our combined positions will be. Our combined Lower 48 will be one of the biggest unconventional producers, with 430,000 barrels per day of net oil in 2019. We’ll have premier positions in the Permian, the Eagle Ford, and in the Bakken plays. And, of course, we still have the Montney in Canada to include in our unconventional portfolio.

On these slides, red is good. And you can see we have core of the core positions in all four of these plays. In the past, people didn’t give us much credit for our Permian position. Now they're calling it best in class.

So it’s pretty hard to argue that this isn’t a tremendous opportunity to acquire great assets. But this transaction isn’t just about assets; it’s about being the best and the most competitive company we can be. When I think of what that means to be the best we can be, here’s what I mean. It’s our Spirit Values, it’s our talented and capable people, it’s our commitment to ESG excellence and leadership. In other words, performance with purpose.

We and Concho have a very strong track record in ESG, and both Tim and I are very proud of that. When this deal comes together, Tim and I had a conversation about establishing ourselves as the first U.S.-based oil and gas company to adopt a Paris-aligned climate risk strategy. Recently, our board of directors approved our recommendation to take this important step to safely meet the global demand for energy while reducing our emissions and delivering competitive performance.

Many of the things I’ve described here, great assets, great people, strong performance, and a commitment to ESG, sound a lot like what ConocoPhillips was last week. Our acquisition of Concho doubles down on this formula for success, and creates a company of significant size, relevance, and opportunity.

Eight years ago, we became an independent company. Since them, through thick and thin, we’ve honed this company to be one of the best in the industry, thanks to you. And it makes me so proud to be part of a company that is leading this way for our sector.

But we also know the transaction announcement yesterday is a bit bittersweet. We know that to be truly competitive in this business we have to be low cost. Our combination with Concho gives us the opportunity to examine our entire business. As you saw in the announcement, we expect to realize some significant cost savings from this transaction.

We announced savings of $500 million, $100 million of which will come from Concho, and $400 million of which will come from ConocoPhillips. Of the $400 million in savings that we're accountable for, about $150 million of it is capital, mostly from reductions in our new venture exploration program. The other $250 million is from corporate and general administrative and regional costs. I know this introduces tremendous uncertainty and stress at a very difficult time, and I wish I had more answers today about the potential impacts to the workforce. I don’t.

But we have started looking in detail at our systems and our processes, our staffing levels, and our organizational structure. An integration planning team, led on the ConocoPhillips side by Dominic Macklon, will have the responsibility to evaluate and recommend the necessary changes. We know this transaction will impact jobs, especially in the corporate center, in the Lower 48, and in exploration.

And I recognize that everyone wants to know what this means for them. I understand. So we have to manage with some uncertainty for a while, but here’s what I can promise. We’ll be forthright and fair, we’ll be timely and transparent, and we’ll be guided by our Spirit Values. To keep you updated, we’ll launch an integration planning team site shortly. That site will include FAQs and additional details about the progress of the transaction. Please check if often, as it will be updated frequently over the coming months.

Now, as for timing, we have to clear some regulatory hurdles and approvals, but we expect to close in the first quarter of 2021. That’s the timing for when we’ll have the final answers on all our staffing decisions. In the meantime, there are no immediate changes to anyone’s responsibilities. But we know this uncertainty will create distractions. I’ll ask that each of you remain focused on your personal health and wellbeing and on safely running the business. It’s important that we maintain our diligence, and I don’t want anyone to get hurt on the job ever.

I can’t thank you enough for the work you’ve done to make this transaction possible, especially during a particularly challenging 2020. This is a big day for our company. It’s a big day for the industry, and I'm really proud to say ConocoPhillips is a true industry leader.

So thanks again for joining, and Ray, let’s open it up to your questions.

Question:	All right, Ryan, first question: Will there be an EOI, expression of interest?

Ryan Lance:	We haven’t started – yeah, an expression of interest. Thank you. We haven’t started the integration planning yet, but I expect we’ll have some processes like an expression of interest, or an EOI. At this point, I don’t envision it being a global program, but most likely it’ll target various groups that are the most impacted by the integration planning that we're doing.

I would also most likely look to the prior EOIs that we’ve done as a company in which we have people that are able to opt in. But the company is going to have the discretion on whether to accept those expressions of interest, and I think that’s consistent and similar to how we’ve done this in the past.

Question:	Following up on that, Ryan, when do you think we would announce an EOI?

Ryan Lance:	You know, it’s a bit early to tell, but like everything, if there is a program, we’ll announce it in a timely, transparent, forthright and fair way. So we’ll be transparent with the workforce. We’ll let them know what’s happening.

Again, go to the website that we’ll create that will give you updates on the plan and the progress, and when we make that decision, we’ll make sure everybody understands that it’s out there, and it’s ready to go. But still too soon to tell at this point in time.

Question:	Ryan, you announced this as an acquisition, but it feels like a merger.

Ryan Lance:	Well, make no mistake, we're acquiring Concho. You know, we're the larger company. But it is important that we retain and leverage the extensive experience and history that this Permian Basin company has and has developed over a number of years, and then we know the Permian will be a very, very big part of our business.

And in my opinion, it’s sufficient scale to justify making sure that we capture the benefits of Concho’s expertise in this area, and at the same time, share all the experience and benefits and expertise that we have developed over the years in the unconventional space.

That’s the true power of the combination between ConocoPhillips and Concho. It’s the opportunity to share the best practices, the learnings, everything that we’ve been doing in this space, and we can learn what they’ve been doing in this space in the Permian Basin as well. And that’s a real opportunity for both of us to take this to a better place.

Question:	Ryan, what are the next steps for the integration planning team?

Ryan Lance:	Well, as I mentioned earlier, Dominic Macklon will lead that from the ConocoPhillips side. And Dominic is working now to assemble a team of both functional and operational representatives who understand our business and that they can get in there rapidly evaluate the best way to bring these two companies together. And, of course, there's going to be a similar team on the Concho side, and both those two sides will work very closely together.

But it is important as a reminder as we enter into this integration planning, you know we remain two separate companies until this transaction gets approved by our shareholders, clears all the regulatory approvals, and we close the transaction. So any communication between the two companies has to go through that integration planning team.

Question:	Okay, Ryan, how does the acquisition help keep us on track for our ESG goals?

Ryan Lance:	Well, that’s the exciting part about it as well, is it’s actually accretive to our emissions reduction targets that we announced in conjunction with this transaction.

The North American unconventional assets, like what Concho has and what we're developing in North America, have some of the lowest greenhouse gas intensity anywhere, anywhere in the world. So it actually helps with progressing our targets and reaching our goal and our emission reduction targets that we announced, the 35 and 45 percent reduction in our emission intensity by 2030.

And when we do that, we're on track for a net-zero ambition by 2050, and we've got a clear pathway to delivering that, and this combination is going to help us deliver that because of the intensity of the assets in the unconventionals.

And I think when I look at the Concho organization, I’ve gotten to know Tim and learn more about their organization, they have a really strong track record on ESG as well, including a great water business management program that they’ve got going on in the Permian Basin, and we hope to leverage into, certainly, as the two companies come together. So I see these two as very complimentary.

Question:	Ryan, with Tim coming to work for you, what does this mean for the ELT?

Ryan Lance:	That’s a good question, and it’s an important one. It means that we’ll split the job that Nick Olds has today, so Nick will be responsible for the rest of the world, and Tim will come in and be managing the Lower 48. He’ll have an office in Midland. He’ll have an office here in Houston because he knows he’s got to get integrated in and understand the people and the processes and the systems that we have, not only running the Lower 48 here in the Houston office that we do today, but also the enterprise.

He’ll be involved in making, helping make, capital allocation decisions and really understanding our global diverse business that we have and how the Lower 48 fits into that part of our global business.

Question:	Ryan, stocks were down yesterday. Does that mean the market doesn’t like this deal?

Ryan Lance:	Well, maybe a couple of thoughts here. You have to remember last week there was a leak in the deal. So if you remember last, I believe it was Wednesday, word got out that we were in discussions, and there was a possibility or rumor out there of that.

So with that leak, we got to have a preview of how the market might react to a combination between ConocoPhillips and Concho. And, in fact, frankly, it was pretty positive if you read the reports and read all the analysts that were talking about it. They wrote pretty extensively on it. For just a rumor in the market, it was quite remarkable, and you could see the positive comments around the strategic rationale, the industrial logic of bringing the two companies together.

The whole question was, you know, how much were we paying for the acquisition. The answer is, maybe the question refers to the market was down, but we were pretty much in line with how the market was down. Importantly, both of our stocks were trading exactly in line with each other, and they were trading at that exchange rate that we announced yesterday morning associated with the deal. And that’s the important number because that’s how many shares of stock we're going to use to acquire Concho.

And we view that the two us trading at that exchange rate shows a good indication of market sediment. So we’ve had, yesterday, the team and myself, Matt and Bill and Dominic and Nick, we had several conversations with our key investors. If fact, Tim joined us on a couple of those, and so far, it seems to be pretty good, really quite good, support for the deal.

So we expect the shareholders who are looking at it to see the industrial logic, to understand that this is a pretty powerful combination that can deal with all the issues in our industry and what we have to deal with going forward and realize that this is a pretty powerful combination.

Question:	Ryan, during acquisitions like this, we focus a lot on combining operations, but how do we best combine the two cultures?

Ryan Lance:	You know, that’s going to be one of the central challenges and the opportunity of the integration planning team. You know, of course, our Spirit Values are going to be the anchor of the combined company; that’s not going to change. And that is what will prevail.

And then, we have time-tested these values. We’ve been through a lot together over the course of the last eight years and even before in the old integrated company, and what we have seen is those Spirit Values have really been our guiding light, our North Star, through all the change that we’ve had to make as a company.

I know a little bit about the Concho culture, and I think they have a strong reputation in this area as well, so we're going to try to preserve the best of both. But we have to. It’s imperative that we do that in a way that preserves our Spirit Values, and that continues to be our guiding light and North Star of our company.

Question:	Ryan, what does this change mean for the Lower 48 structure?

Ryan Lance:	So there's some change coming, and we talked to Nick and his team in the run-up to this transaction and the announcement Monday morning. You know, they fully understand what we're doing here. They fully understand the industrial logic and the reason behind this transaction.

But I’ll tell you – I'm really, really proud of every one of them, you know, putting on their enterprise hat and taking a real enterprise view and understanding how transformative this can be for our company as well. Obviously, we’ll have to work on what this means to them specifically through the integration planning effort. But, like always, I know I can count on them to help us, help us put the best structure in place that is going to lead to the success of the combined companies.

And that’s what’s really great about our leaders in this company is everybody is in this for the company, they're in it for making ConocoPhillips a better place. And as we think about this integration with Concho and really lets us lean into what the changes that are coming from this industry, and really, it helps us and it helps build ConocoPhillips to be the premier company in this space.

And I'm convinced that we're going to get more and more shareholders to recognize that, and it’s going to make us stand out against all of our competition. And I think our leaders and the people see that, and can see that this kind of change is, while difficult, and there are going to be some implications, is really getting us to a bigger and better place.

Question:	Ryan, here’s one we’ve got in a number of different ways. If we can do a deal like this, why aren’t we getting our merit increase back?

Ryan Lance:	Good question. I get it. I understand. You know, but maybe a little bit of detail around the transaction, you know. We're acquiring Concho with stock; we’re not acquiring them with cash. So I mean, that’s an important distinction. We still are wanting to keep the capacity of the company strong because, you know, if you haven’t looked, oil is still $40 a barrel, and it’s a very tough environment for the oil and gas companies given the way the commodity price is going today.

Now, we hope to see some recovery over time; we just don’t know how quickly that’s going to come. And with this resurgence of COVID globally around the world, the demand is not coming back as quickly as we had hoped.

So we still need to be watching every dollar and penny that we're spending. It’s really important to maintain the financial health and the fiscal responsibility of the company because we don’t know where the commodity prices are going. And we’ve got this strength as a company today, and we just can’t lose that in case we have to plan through a longer period of downturn before prices start recovering.

But, you know, I get it. I understand. We’ll evaluate all of our merit programs and all that stuff, and we're in that process now in association with our 2021 budgeting process. So we’ll let you know how our plans will go. We know that we’d like to get back to business as usual as quick as we can, but the environment is still a really difficult environment out there. But I get it. I understand. And we’ll be taking a look at that as we go into 2021.

Question:	Here’s another structure question. Will we go back to having three business units in the Lower 48?

Ryan Lance:	You know, we still have work to do to determine it again, and I hate to be punting this back to the integration planning team, but that’s exactly what we expect from the integration planning team. We have to look, we have to decide what’s the best way to run this new, large, incredibly compelling Lower 48 business that we’ve created with this combination with Concho.

So we're going to keep a large Midland presence, but I don’t see us fully decentralizing again. You know, we're going to have to keep all of the resources that we have as a company, because we do see commodity price eventually recovering, and we're going to get back to more work than what we're doing today. And as we said, when we came into this downturn we retained some of that productive capacity in our company. We don’t want to lose that because we see the market coming back.

But obviously, we're going to put some of our core functions into the Midland office as part of this integration planning and the team that’s going to do that, we have to get them on some of our important systems and processes. Again, we're going to be doing – it’s going to be the ConocoPhillips way of doing those things, and we have to figure out what the right way to integrate that is. So again, it’s going to be a huge part of what the integration planning team is doing to prepare us to bring the two companies together.

Question:	Ryan, Concho is known to hedge, but we don’t. Will that change?

Ryan Lance:	You know, it’s a good question. We’ve continuously evaluated hedging at our company because we're seeing all this volatility in the market. And these cycles seem to be closer together, and the peaks are higher. The valleys are lower. Unfortunately, the valleys seem to be dominating the last couple of years.

So we’ve never really felt like it was necessary given our global product mix and the fact that the size of our company makes it pretty difficult to hedge in a way that will make a significant difference. So we’ve always believed that’s why we have a strong balance sheet. That’s why we're carrying cash on the balance sheet – is that’s the best hedge for a company of our size in order to manage through this volatility.

Really, in the bottom part of the cycles, take advantage of what the market has to offer us and keep some of our programs and the people and some of that consistency as a company.

You know, it’s just not long ago we bought the Kelt acreage up in Canada. We were able to do that and able to be strong and be counter-cyclic because of that strong balance sheet there to take advantage of distressed assets and be able to transact with a great company like Concho, you know, in the bottom part of the market, and it’s underpinned by that strong balance sheet.

So that’s a really important tool and important asset for the company, and it helps us manage through these periods of volatility. So that’s why hedging doesn’t really maybe make a lot of sense, but we want to look at how Concho does this because they have been pretty successful over the course of the years and see if maybe it makes sense.

But we’ll do that, again, as part of this integration planning. We’ll get a look underneath the hood. We’ll get a more detailed assessment of what they do and how it’s helped them manage through this volatility and manage their programs as a company. So more to come.

Question:	Ryan, have you been to Midland yet to meet the Concho employees?

Ryan Lance:	No, not yet Ray. I sent them a note yesterday. I think it’s important to begin communicating with them given that we're the acquirer. But I am heading there after today’s town hall, so I’ll be going out to Midland. And I think Tim has set up some meetings with their senior leaders and with their whole organization, so I'm really looking forward to talking to their employees later today.

I think it’s important. They need to hear from me, hear from our company, and get to understand more about how we think about things and how we operate. Which I don’t think is going to be a real divergence because what we do know about the two companies is they're both great companies, and we both think about the business the same way.

Question:	Ryan, can you give us a little more background on the deal?

Ryan Lance:	Watch for the filing of a regulatorily required document. It’s called the S-4. It’s going to be coming shortly, and it’s going to be a full description of the background and the run-up to yesterday to the announcement of the transaction. But until we file that, there's not a lot that I can really share.

So what I can say, though, is that we’ve always liked Concho. We’ve watched them from afar, gotten to know Tim pretty well over the last number of years. And they were at the top of our list, and they’ve been there for a long time when we thought about different kinds of acquisitions and mergers and kinds of opportunities. So we’ve always appreciated them and respected them and really liked what they’ve been doing as a company because it’s very consistent, again, with how we think about the business and how we run and operate our business as well.

So there will be more to come on the background behind it, but just watch for those filings when they're available.

Question:	Okay, Ryan, well, what are the next steps as we evaluate flexible work?

Ryan Lance:	So we talked a little bit about that at the mid-year town hall. We going to study it. That’s my commitment. We still plan to do that, and I expect that will be something will get a lot of look and a lot of discussion in 2021.

I'm hoping that this COVID pandemic will settle down and go away. We hope for a vaccine. We hope we can get back to kind of business as usual, but we need to rethink what business as usual means. And I think that’s what this whole effort was about, was trying to take and look back at the experience that we’ve had through this COVID pandemic, understand what it means for the future of work for our company going forward, and my commitment is we expect to do that.

So, Ray, as I’ve said, I'm going to getting on a flight, or getting on a plane here and heading to Midland so I can meet, so let’s maybe take two more questions if we can.

Question:	Okay, Ryan, well how do we convince college students to come to the business?

Ryan Lance:	It’s a good question. I guess if they're reading the press and all the social media they may get a biased view of what this business is about, but I remind people, keep in mind we have a pretty vital business.

You know, fossil fuels and getting energy to all four corners of the world with a growing population and people who don’t have access to affordable energy is going to be critically important for the world, even to meet the ongoing demands around climate change, which we have described as a responsible way to think about this. So the business is going to be around for a long time, and we're an essential part of meeting that energy need.

Then you have to ask yourself, who are the best companies to deal with this energy transition that’s coming, and the realities of needing to responsibly deliver energy to everywhere in all parts of the world? And I think we're positioning our company to be that leader. I think we want to be the company of choice for all of our shareholders, the communities that we operate in, our employees and college students that are coming out and thinking about their future and the next 30 or 40 years of their work life.

So I think we should be appealing to that next generation of the industry workforce. And I think our diversity and our inclusion efforts – this is why it’s important. I think our efforts on technology and innovation, that’s why this is important as well, because the next generation of workers that are coming into this business are going to be – they're going to have a social responsibility perspective. They're going to have a perspective on diversity and inclusion, and they're going to have a perspective on technology that is going to be more progressive and different than the last number of generations that came into this business. And that’s why it’s important for our company to be a leader in this and be a leader in our industry and be strong and be seen as one of the best in the business.

Question:	Okay, Ryan, well final question then. Do we think we’ll get an activist or an interloper?

Ryan Lance:	That’s a good question. I think the market and the investors like this, but you really never now in these kinds of matters. What we can do is we're going to get out – I'm going to be out on the road. Our management team is going to out on the road. Tim’s going to out on the road in convincing our shareholders that this is truly a transformational combination between two great companies.

The difference between our announcement yesterday and some of the mergers that you’ve seen announced over the course of the last year or more, this is bringing two incredibly strong and quality companies together that have a shared view of the future that I think is consistent with where the market and investors are thinking about the future of this business. We answering all the questions that they have for us to answer.

So I think we’ll get our shareholders to see that and understand that, and I think they’ll support the idea of what’s going on here. But, obviously, we’ll watch it very closely, and we’ll react accordingly to any activists or interloper that comes into it. But we think we have put a compelling and a very fair purchase price out there in an opportunity, and I think both shareholders are going to look at that and see the benefits from this combination of two companies.

So, Ray, thank you. Thank you all for the questions. Very thoughtful. And as always, very good questions that you have.

I know it’s maybe a bit of a nervous time and an exciting time all at the same time, and I recognize that. I understand that. My commitment, our commitment, is we’ll communicate transparently as often as we can; we’ll get as much information out as we can as soon as we can.

So I know there's going to be a lot of uncertainty. There is change coming, and change creates a little bit of apprehension. But we’ll deal with that with the way we’ve always gone through these periods, with strength, and with transparency, and really following the Spirit Values that, again are our guiding North Star.

So thank you all for the all the incredible and the hard work that you're doing for this company. It’s not going unnoticed. I appreciate everything that everybody is doing for this company. But it is an exciting time, and it’s good to be on our front foot and leaning into this business, and leaning in such a way that differentiates and really makes ConocoPhillips a true shining star in this energy business.

So thank you all. Be safe, and be healthy.

END

Forward-Looking Statements

This communication relates to a proposed business combination transaction between ConocoPhillips and Concho. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, and the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. Words and phrases such as “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and other similar words can be used to identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Where, in any forward-looking statement, the company expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. However, these statements are not guarantees of future performance and involve certain risks, uncertainties and other factors beyond our control. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in the forward-looking statements.

The following important factors and uncertainties, among others, could cause actual results or events to differ materially from those described in these forward-looking statements: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; global and regional changes in the demand, supply, prices, differentials or other market conditions affecting oil and gas and the resulting actions in response to such changes, including changes resulting from the imposition or lifting of crude oil production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries and other producing countries; changes in commodity prices; changes in expected levels of oil and gas reserves or production; operating hazards, drilling risks, unsuccessful exploratory activities; unexpected cost increases or technical difficulties in constructing, maintaining, or modifying company facilities; legislative and regulatory initiatives addressing global climate change or other environmental concerns; investment in and development of competing or alternative energy sources; disruptions or interruptions impacting the transportation for oil and gas production; international monetary conditions and exchange rate fluctuations; changes in international trade relationships, including the imposition of trade restrictions or tariffs on any materials or products (such as aluminum and steel) used in the operation of ConocoPhillips’ business; ConocoPhillips’ ability to collect payments when due under ConocoPhillips’ settlement agreement with PDVSA; ConocoPhillips’ ability to collect payments from the government of Venezuela as ordered by the ICSID; ConocoPhillips’ ability to liquidate the common stock issued to ConocoPhillips by Cenovus Energy Inc. at prices ConocoPhillips deems acceptable, or at all; ConocoPhillips’ ability to complete ConocoPhillips’ other announced dispositions or acquisitions on the timeline currently anticipated, if at all; the possibility that regulatory approvals for ConocoPhillips’ other announced dispositions or acquisitions will not be received on a timely basis, if at all, or that such approvals may require modification to the terms of such announced dispositions, acquisitions or ConocoPhillips’ remaining business; business disruptions during or following ConocoPhillips’ other announced dispositions or acquisitions, including the diversion of management time and attention; the ability to deploy net proceeds from such dispositions in the manner and timeframe ConocoPhillips currently anticipates, if at all; potential liability for remedial actions under existing or future environmental regulations and adverse results in litigation matters, including the potential for litigation related to the proposed transaction; limited access to capital or significantly higher cost of capital related to illiquidity or uncertainty in the domestic or international financial markets; general domestic and international economic and political conditions; changes in fiscal regime or tax, environmental and other laws applicable to the combined company’s business; disruptions resulting from extraordinary weather events, civil unrest, war, terrorism or a cyber attack; ConocoPhillips’ ability to successfully integrate Concho’s businesses and technologies; the risk that the expected benefits and synergies of the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that ConocoPhillips or Concho will be unable to retain and hire key personnel; the risk associated with ConocoPhillips’ and Concho’s ability to obtain the approvals of their respective stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; uncertainty as to the long-term value of ConocoPhillips’ common stock; and the diversion of management time on transaction-related matters. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to ConocoPhillips’ and Concho’s respective periodic reports and other filings with the SEC, including the risk factors contained in ConocoPhillips’ and Concho’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain and are made only as of the date hereof. Except as required by law, neither ConocoPhillips nor Concho undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, ConocoPhillips intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of ConocoPhillips and Concho and that also constitutes a prospectus of ConocoPhillips. Each of ConocoPhillips and Concho may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that ConocoPhillips or Concho may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of ConocoPhillips and Concho. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about ConocoPhillips, Concho and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ConocoPhillips will be available free of charge on ConocoPhillips’ website at http://www.conocophillips.com or by contacting ConocoPhillips’ Investor Relations Department by email at investor.relations@conocophillips.com or by phone at 281-293-5000. Copies of the documents filed with the SEC by Concho will be available free of charge on Concho’s investor relations website at https://ir.concho.com/investors/.

Participants in the Solicitation

ConocoPhillips, Concho and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ConocoPhillips, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ConocoPhillips’ proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 30, 2020, and ConocoPhillips’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 18, 2020, as well as in Forms 8-K filed by ConocoPhillips with the SEC on May 20, 2020 and September 8, 2020, respectively. Information about the directors and executive officers of Concho, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Concho’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2020, and Concho’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 19, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from ConocoPhillips or Concho using the sources indicated above.